SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 13
Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [ ]
Exchange Act Rule 13e-4(h)(8) (Issue Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [X]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Tranz Rail Holdings Limited
(Name of Subject Company)

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Toll Holdings Limited
Toll Group (NZ) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
Redeemable Restricted Shares
Share Options
(Title of Class of Subject Securities)

Matthew Walsh – Company Secretary
Tranz Rail Holdings Limited
Tranz Rail Building
Smales Farm
Corner Northcote and Taharto Roads
Takapuna
Auckland, New Zealand
Telephone: +64 9 270 5049
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to

Jeffrey F. Browne
Sullivan & Cromwell
125 Broad St
New York, New York 10004

July 29, 2003
(Date Tender Offer/Rights Offering Commenced)

Part I - Home Jurisdiction Documents

Attachments:

Notice of Variation of Takeover Offer, dated November 7, 2003.

Part II - Information not Required to be sent to Security Holders

Exhibits:

None.

Part III – Consent to Service of Process

Filed with original Form C-B.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed and Sealed on behalf of **TOLL HOLDINGS LIMITED**

By: ______________________

Name: Paul Little
Title Director

By: ______________________

Name: Bernard McInerney
Title Secretary

TOLL GROUP (NZ) LIMITED
Signed by its authorised representative:

By: :______________________

Name: Paul Little
Title: Director

GROUP

Toll Holdings Limited
ABN 25 006 592 089
and subsidiaries

8/380 St Kilda Road
Melbourne Victoria 3004

Tel: 61 3 9694 2888
Fax: 61 3 9694 2880

7 November 2003

Dear Tranz Rail Shareholders and Optionholders

Notice of Variation of Takeover Offer for Tranz Rail Holdings Limited ("Tranz Rail") pursuant to Rule 24(3) of the Takeovers Code

We refer to our offer dated 26 July 2003 to acquire up to 100% of the shares and options of Tranz Rail ("the Offer") which is now unconditional.

Toll hereby gives notice that pursuant to Rule 24(3) of the Takeovers Code the Offer is being varied by extending the date by which acceptances of the Offer must be received to 6.00pm on 22 December 2003.

Other than the extension of the offer period all other terms of the Offer remain the same.

If you have already accepted the Offer, those acceptances will remain valid.

Bernard McInerney
Company Secretary
for and on behalf of Toll Group (NZ) Limited